FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2013

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Buenaventura Announces Fourth Quarter and Full Year 2012 Results

Lima, Peru, February 28, 2013 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest, publicly-traded precious metals mining company, announced today results for the fourth quarter 2012. All figures have been prepared in accordance with IFRS and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Buenaventura’s Chief Executive Officer, stated:

“Net income in the fourth quarter was US$139.1 million, 39% lower than the figure reported in 4Q11 (US$227.9 million). EBITDA from Buenaventura’s Direct Operations was US$130.2 million, 32% lower than the figure reported in 4Q11 (US$192.1 million), while EBITDA including Affiliates decreased 33%, from US$421.7 million in 4Q11 to US$281.5 million in 4Q12.

These results were mainly explained by lower volume of gold sold, higher operating costs, exploration efforts and decreased contributions from affiliates.

Financial Highlights (in millions of US$, except EPS figures):

	4	Q12	4	Q11	Var%	FY 2012	FY 2011	Var%
Total Revenues		424.2		402.3	5%	1,563.5	1,556.6	0%
Operating Income		86.7		164.0	-47%	418.2	704.4	-41%
EBITDA Direct Operations		130.2		192.1	-32%	569.9	835.4	-32%
EBITDA Including Affiliates		281.5		421.7	-33%	1,438.8	1,681.3	-14%
Net Income		139.1		227.9	-39%	684.7	858.9	-20%
EPS *		0.54		0.90	-39%	2.69	3.38	-20%

(*) As of December 31, 2012, Buenaventura had 254,232,571 shares outstanding. Within this release, Buenaventura presents financial measures in accordance with IFRS, as well as on a non-GAAP basis.

Buenaventura Fourth Quarter and Full Year-2012 Results Page 1 of 16

Operating Revenues

During 4Q12, net sales were US$411.6 million, a 7% increase compared to the US$385.0 million reported in 4Q11. This was explained by higher sales content of all metals, except gold.

Royalty income decreased 28% to US$12.6 million in 4Q12 from the US$17.4 million reported in 4Q11 due to lower revenues at Yanacocha.

Operating Highlights	4Q12	4Q11	Var%	FY 2012	FY 2011	Var%
Net Sales (in millions of US$)	411.6	385.0	7%	1,496.3	1,493.9	0%
Average Realized Gold Price Gold (US$/oz)*	1,713	1,690	1%	1,679	1,574	7%
Average Realized Gold Price (US$/oz) inc. Associates	1,714	1,684	2%	1,669	1,577	6%
Average Realized Silver Price (US$/oz)*	32.64	32.40	1%	31.25	35.40	-12%
Average Realized Lead Price (US$/MT)*	2,203	1,991	11%	2,065	2,262	-9%
Average Realized Zinc Price (US$/MT)*	1,947	1,905	2%	1,919	2,200	-13%
Average Realized Copper Price (US$/MT)*	7,899	7,524	5%	7,937	8,568	-7%

(*) Buenaventura’s Direct Operations

	Sales Content
	4Q12	4Q11	Var%	FY 2012	FY 2011	Var%
Gold Oz Direct Operations	92,454	122,833	-25%	439,816	505,894	-13%
Gold Oz inc Affiliates	212,469	270,728	-22%	1,078,826	1,145,603	-6%
Silver Oz	5,507,511	4,366,347	26%	17,474,113	14,843,193	18%
Lead MT	5,518	3,857	43%	25,589	18,192	41%
Zinc MT	5,267	4,041	30%	43,180	33,307	30%
Copper MT	12,028	7,516	60%	22,373	23,231	-4%

(*) Buenaventura’s Direct Operations

Accumulated net sales in 2012 were US$1,496.3 million, in-line with the figure reported in 2011, while royalty income was US$67.2 million, a 7% increase compared to the US$62.7 million reported in 2011.

Buenaventura Fourth Quarter and Full Year-2012 Results Page 2 of 16

Production and Operating Costs

Buenaventura’s equity production1 in 4Q12 was 108,489 ounces of gold, 13% lower than the 124,504 ounces reported in 4Q11 mainly due to a decrease in Orcopampa production. Silver production, including affiliates, in 4Q12 was 4.6 million ounces, a 12% increase when compared to the figure reported in 4Q11 (4.1 million oz.).

Equity production1 in 2012 was 446,443 ounces of gold and 18.3 million ounces of silver. This represented a 6% decrease in gold production (475,770 oz. in 2011), and a 12% increase in silver production compared to 2011 (16.2 million oz.).

	Equity Production [1]
	4Q12	4Q11	Var%	FY 2012	FY 2011	Var%
Gold (oz) Direct Operations	108,489	124,504	-13%	446,443	475,770	-6%
Gold (oz) inc. Affiliates	211,448	270,659	-22%	1,033,969	1,040,218	-1%
Silver (oz) inc. Affiliates	4,593,711	4,107,467	12%	18,262,156	16,243,279	12%
Lead ( MT)	5,844	3,475	68%	25,345	17,444	45%
Zinc ( MT)	6,787	3,151	115%	39,139	22,621	73%
Copper (MT) inc. Affiliates	20,670	16,980	22%	66,221	69,873	-5%

Orcopampa’s (100% owned by Buenaventura) total gold production in 4Q12 was 59,779 ounces, 16% lower than the 71,296 ounces reported in 4Q11. Production from the Chipmo mine during 4Q12 was 55,652 ounces, 15% lower compared to the 65,788 ounces reported in 4Q11 due to a 9-day strike in October (See Appendix 2). The old tailings treatment produced 4,128 ounces of gold (compared to 5,508 oz. in 4Q11). Accumulated total gold production in 2012 was 260,378 ounces, a 9% decrease when compared to 2011 (285,201 oz.).

Cash operating cost in 4Q12 was US$714/oz., 51% higher when compared to 4Q11 (US$472/oz.). This was mainly explained by lower gold production and higher contractor expenses due to greater exploration efforts. Cash cost during 2012 was US$559/oz.

At Uchucchacua (100% owned by Buenaventura), total silver production in 4Q12 was 3.01 million ounces, 8% higher when compared to 2.79 million ounces in 4Q11 due to a 5% increase in the recovery rate (See Appendix 2). Zinc production in 4Q12 was 2,931 MT, 43% higher than the figure reported in 4Q11 (2,047 MT), while lead production increased 25% (2,556 MT in 4Q12 vs. 2,051 MT in 4Q11). During 2012, silver production was 11.3 million ounces; zinc production was 9,820 MT, while lead production was 8,742 MT vs. 10.1 million ounces, 6,668 MT and 7,546 MT, respectively, in 2011.

Cash operating cost in 4Q12 was US$16.57/oz., in-line with the figure reported in 4Q11 (US$16.35/oz.). Cash cost during 2012 was US$16.97/oz. (US$16.27/oz. in 2011).

At Julcani (100% owned by Buenaventura), total production in 4Q12 was 615,712 ounces of silver, 1% higher compared to 4Q11 (611,711 ounces). During 2012, silver production was 2.4 million ounces, similar to the figure reported in 2011.

Silver cash operating cost in 4Q12 was US$14.38/oz., 15% higher than 4Q11 (US$12.52/oz.), mainly due to an increase in energy supply expenses. Cash cost during 2012 was US$13.5/oz.

1 Production from Direct Operations includes 100% of Buenaventura’s operating units, 100% of CEDIMIN, 53.06% of La Zanja, 40.04% of Tantahuatay and 53.76% of El Brocal.

Buenaventura Fourth Quarter and Full Year-2012 Results Page 3 of 16

Breapampa (100% owned by Buenaventura) commenced operations in November. Total production in 4Q12 was 8,817 ounces of gold.

La Zanja (53.06% owned by Buenaventura) total production in 4Q12 was 28,670 ounces of gold, a 13% decrease when compared to 4Q11 (32,857 oz.). Accumulated gold production in 2012 was 112,387 ounces, 16% lower than 2011 (134,190 oz.), but in-line with La Zanja’s mining plan.

Cash operating cost in 4Q12 was US$753/oz., 63% higher than 4Q11 (US$463/oz.) due to an increase in supply costs (mainly explained by an increase of reagent consumption and prices). Cash cost during 2012 was US$622/oz.

Tantahuatay (40.04% owned by Buenaventura) total production in 4Q12 was 35,340 ounces of gold (14,150 oz. attributable to Buenaventura). During 2012, gold production was 141,268 ounces (56,564 oz. attributable to Buenaventura). Cash operating cost in 4Q12 was US$393/oz and US$402/oz for 2012.

At El Brocal (53.76% owned by Buenaventura), total plant capacity was devoted to treat copper ores during 4Q12.

Copper production was 13,166 MT, 68% higher than the 7,852 MT reported in 4Q11. For 2012, copper production increased 2% (24,218 MT in 4Q12 versus 23,796 MT in 4Q11). Copper cash cost was US$5,198/MT, 26% higher than 4Q11 (US$4,135/MT).

Silver production decreased 56% from 420,329 ounces in 4Q11 to 185,231 ounces in 4Q12.

During 2012, total zinc production was 34,949 MT, a 48% increase when compared to the 23,675 MT reported in 2011. In the case of silver, total production increased 5%, from 2.9 million ounces in 2011 to 3.1 million ounces in 2012. Lead production was 12,329 MT in 2012, 30% higher than 2011 (9,504 MT).

General and Administrative Expenses

General and administrative expenses in 4Q12 were US$21.6 million, 32% higher than the figure reported in 4Q11 (US$16.3 million). This figure included US$6.0 million in metallurgical research studies. For 2012, general and administrative expenses were US$99.3 million versus US$75.2 million in 2012 (an increase of 32%).

Operating Income

Operating income in 4Q12 was US$86.7 million, a 47% decrease compared to the US$164.0 million reported in 4Q11. This decrease was mainly due to a 53% increase in operating costs and exploration expenses, while revenues increased 5%. It is important to mention that during 4Q12, El Brocal purchased US$18.0 million in copper concentrates to blend with Marcapunta copper concentrates, which negatively impacted operational costs and margins.

For 2012, operating income was US$418.2 million versus US$704.4 million in 2012 (a decrease of 41%).

Buenaventura Fourth Quarter and Full Year-2012 Results Page 4 of 16

Share in Associated Companies

During 4Q12, Buenaventura’s share in associated companies was US$89.9 million, 28% lower than the US$124.5 million reported in 4Q11. Yanacocha’s contribution to these results decreased 63%, from US$86.8 million in 4Q11 to US$32.4 million in 4Q12, while Cerro Verde’s contribution decreased 28% from US$40.0 million in 4Q11 to US$28.6 million in 4Q12. Coimolache (Tantahuatay mine) results partially offset this decrease with a 44% higher contribution (US$8.8 million in 4Q12 vs. US$6.1 million in 4Q11).

For 2012, Buenaventura’s share in associated companies was US$464.2 million, in-line with the figure reported in 2012.

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), 4Q12 gold production was 235,875 ounces of gold, 30% lower than 4Q11 production (334,833 oz.). Accumulated gold production in 2012 was 1,345,992 ounces, 4% higher than 2012 (1,293,123 oz.).

Costs applicable to sales (CAS) at Yanacocha in 4Q12 were US$635/oz., 19% higher than the figure reported in 4Q11 (US$533/oz.) due to lower production. Net income at Yanacocha in 4Q12 was US$75.7 million, 62% lower compared to 4Q11 (US$199.2 million). Accumulated net income in 2012 was US$626.5 million, 2% lower than 2011 (US$642.4 million).

During 4Q12, EBITDA totaled US$186.0 million, a 49% decrease compared to 4Q11 (US$362.0 million). This decrease was mainly due to a 29% decrease in sales. Accumulated EBITDA in 2012 was US$1,241.8 million, 6% higher than 2012 (US$1,167.4 million).

Capital expenditures at Yanacocha were US$172.5 million in 4Q12 and US$995.0 in 2012.

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), 4Q12 copper production was 68,874 MT, a 4% increase compared to 4Q11 (65,958 MT). Accumulated total copper production in 2012 was 269,649 MT, 8% lower than 293,581 MT in 2012.

During 4Q12, Cerro Verde reported net income of US$146.2 million, a 28% decrease compared to US$202.6 million in 4Q11. This was mainly due to an 11% decrease in sales revenues (US$501.0 million in 4Q12 versus US$565.0 million in 4Q11). Accumulated net income in 2012 was US$772.1 million, 28% lower than US$1,078.4 million in 2012.

Capital expenditures at Cerro Verde in 4Q12 totaled US$200.0 million and US$600.8 in 2012.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.04% owned by Buenaventura), attributable contribution was US$8.8 million (US$6.1 million in 4Q11). For 2012, attributable contribution was US$40.2 million (US$9.6 million in 2012).

CANTERAS DEL HALLAZGO (Chucapaca project)

At the Chucapaca Project (49% owned by Buenaventura), a value-engineering phase was initiated to improve the project’s economic returns of after the completion of a Feasibility Study. Additional studies will be directed towards evaluating potential options, including underground and combined open-pit and underground mining scenarios, a review of capital costs and capital efficiencies, along with re-commencement of an exploration phase at the Chucapaca Area of Interest (AOI).

In 2012, Buenaventura’s total disbursement at the Chucapaca project was US$32.4 million.

Buenaventura Fourth Quarter and Full Year-2012 Results Page 5 of 16

Net Income

Buenaventura’s 4Q12 net income was US$139.1 million (US$0.54 per share), a 39% decrease compared to the US$227.9 million (US$0.90 per share) reported in 4Q11. Accumulated net income in 2012 was US$684.7 million (US$2.69 per share), 20% lower compared to 2012 (US$858.9 million).

Project Development

LA ZANJA DEVELOPMENT PROGRAM

•	The Pampa Verde Project will allow the development of a new open pit, an expansion of the current leach pad and improvements to the operation’s road access. Construction began in 2Q11. The project’s total investment is US$74.2 million. Completion is expected in 3Q13.
•	Engineering for slope stability was developed during 4Q12.

RIO SECO MANGANESE SULFATE PLANT

•	Buenaventura continued with the construction of the manganese sulfate plant. The project’s total budget is US$ 90.0 million.
•	The project includes an acid leaching facility, a sulfuric acid production plant and a manganese sulfate crystallization plant.
•	The Company has started the commissioning process for the project’s main equipment.

HUANZA HYDROELECTRICAL PLANT

•	Construction progress at the Huanza Project included:

1.	Water Conduction Tunnel: 10,074 meters of excavation is 100% complete
2.	Power plant: civil work is 100% complete
3.	Pallca Dam: 100% complete
4.	Construction of electromechanical equipment is nearly complete
5.	Commissioning of the Pallca Dam began February 26, 2013 and will continue on different sections on a progressive basis

Other Information

At the Board of Directors meeting held February 28, 2013, the following resolutions were passed:

To call for the Annual Shareholders Meeting to be held March 26, 2013 to:

• Approve the financial statements as of December 31, 2012

• Approve the 2012 Annual Report

• Approve a cash dividend of US$0.30 per share or ADS to be paid in U.S. currency.

• Approve a simplification of corporate structure by absorbing wholly-owned subsidiaries CEDIMIN SAC and Inversiones Colquijirca S.A.

* * *

Buenaventura Fourth Quarter and Full Year-2012 Results Page 6 of 16

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, Precious Metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Poracota*, Uchucchacua*, Breapampa*, Mallay*, Antapite*, Julcani*, Recuperada*, El Brocal, La Zanja, Coimolache and CEDIMIN*).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer, and 49% of Canteras del Hallazgo S.A, owner the Chucapaca project.

For a printed version of the Company’s 2011 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Buenaventura Fourth Quarter and Full Year-2012 Results Page 7 of 16

**Tables to follow**

APPENDIX 1

	BVN	Operating
	Equity %	Mines / Business
Cedimin S.A.C*	100.00	Shila / Paula
Consorcio Energetico de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical Project
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	53.76	Colquijirca and Marcapunta
Canteras del Hallazgo S.A **	49.00	Chucapaca Project
Compañía Minera Coimolache S.A **	40.04	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde

(*)Consolidates

(**) Equity Accounting

Buenaventura Fourth Quarter and Full Year-2012 Results Page 8 of 16

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended December 31						Full Year
	Orcopampa			Orcopampa Old Tailings			Orcopampa			Orcopampa Old Tailings
	2012	2011	%	2012	2011	%	2012	2011	%	2012	2011	%
Ore Milled DST	122,177	130,685	-7%				508,646	499,728	2%
Ore Grade OZ/ST	0.48	0.53	-11%				0.49	0.55	-11%
Recovery Rate %	95.6%	94.3%	1%				95.9%	94.7%	1%
Ounces Produced	55,652	65,788	-15%	4,128	5,508	-25%	240,134	260,958	-8%	20,245	24,243	-16%

Orcopampa Total Production		4Q12	59,780	4Q11	71,296	FY2012	260,379	FY2011	285,201

	LA ZANJA						Tantahuatay
	4Q12	4Q11	%	FY2012	FY2011	%	4Q12	4Q11	%	FY2012	FY2011	%
Ounces Produced	28,670	32,857	-13%	112,387	134,190	-16%	35,340	29,895	18%	141,268	46,164	206%

	SILVER PRODUCTION
	Three Months Ended December 31						Full Year
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2012	2011	%	2012	2011	%	2012	2011	%	2012	2011	%
Ore Milled DST	292,481	294,754	-1%				1,156,655	1,086,123	6%	2,177,003	929,032	134%
Ore Grade OZ/ST	12.70	13.07	-3%				13.00	13.00	0%	2.16	2.67	-19%
Recovery Rate %	81.1%	71.6%	13%				74.9%	71.2%	5%	56.5%	76.1%	-26%
Ounces Produced	3,012,187	2,788,798	8%				11,263,322	10,090,936	12%	2,655,961	1,876,503	42%

	ZINC PRODUCTION
	Three Months Ended December 31						Full Year
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2012	2011	%	2012	2011	%	2012	2011	%	2012	2011	%
Ore Milled DST	292,481	294,754	-1%				1,156,655	1,086,123	6%	2,177,003	929,032	134%
Ore Grade %	1.63	1.46	12%				1.51	1.31	15%	2.73	3.89	-30%
Recovery Rate %	67.8%	52.3%	30%				62.0%	51.7%	20%	64.8%	71.9%	-10%
ST Produced	3,231	2,257	43%				10,825	7,350	47%	38,525	25,968	48%

Buenaventura Fourth Quarter and Full Year-2012 Results Page 9 of 16

APPENDIX 3: EBITDA RECONCILIATION (in thousand US$)

	4Q12	4Q11	FY 2012	FY 2011
Net Income	148,451	251,591	742,790	960,478
Add / Substract:	-18,262	-59,502	-172,892	-125,113
Provision for income tax, net	28,252	35,467	142,594	211,589
Share in associated companies by the equity method, net	-89,935	-124,510	-464,239	-468,363
Interest income	-1,725	-4,575	-9,486	-11,827
Interest expense	3,608	6,740	8,290	11,823
Loss on currency exchange difference	-1,969	-677	-1,715	675
Long Term Compensation provision	-5,592	-5,982	1,720	-5,982
Depreciation and Amortization	38,803	27,206	123,043	96,381
Workers´ participation provision	6,679	6,829	23,284	40,591
Impairment of Long-Lived Assets	3,617	0	3,617	0
EBITDA Buenaventura Direct Operations	130,189	192,089	569,898	835,365
EBITDA Yanacocha (43.65%)	81,185	158,028	542,067	509,554
EBITDA Cerro Verde (19.58%)	53,276	59,018	256,050	316,756
EBITDA Coimolache (40%)	16,836	12,606	70,793	19,618
EBITDA Buenaventura + All Associates	281,486	421,741	1,438,808	1,681,293

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including Affiliates) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the affiliated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Buenaventura Fourth Quarter and Full Year-2012 Results Page 10 of 16

APPENDIX 4: PROVEN AND PROBABLE RESOURCES

GOLD
	% Ownership	DST (000)	Grade (Oz/TCS)	Oz (000)	Attributable
Orcopampa	100.00	1,091	0.421	459	459
Julcani	100.00	425	0.017	7	7
Shila - Paula	100.00	8	0.397	3	3
Antapite	100.00	48	0.300	14	14
Ishihuinca	100.00	13	0.334	4	4
Poracota	100.00	36	0.332	12	12
Yanacocha	43.65	220,778	0.027	5,907	2,578
Yanacocha (Conga)	43.65	590,855	0.021	12,582	5,492
El Brocal Marcapunta (Sulphides)	53.76	20,016	0.010	204	110
La Zanja	53.06	24,795	0.018	437	232
La Zanja (on Pads)	53.06			40	21
Tantahuatay (Oxides)	40.00	24,428	0.019	464	185
Tantahuatay (Oxides on Leach Pad)	40.00	14,845	0.004	64	26
Breapampa	100.00	5,133	0.038	197	197
Mallay	100.00	288	0.026	8	8
Total		902,759	0.023	20,402	9,348

SILVER
	% Ownership	DST (000)	Grade (Oz/TCS)	Oz (000)	Attributable
Orcopampa	100.00	1,091	0.54	589	589
Poracota	100.00	36	0.08	3	3
Uchucchacua (Silver - Sulphides)	100.00	4,661	13.45	62,682	62,682
Uchucchacua (Zinc -Sulphides)	100.00	670	5.09	3,409	3,409
Uchucchacua (Silver - Oxides)	100.00	355	16.93	6,008	6,008
Julcani	100.00	425	18.56	7,879	7,879
Recuperada	100.00	114	8.80	1,007	1,007
Antapite	100.00	48	0.22	11	11
Shila - Paula	100.00	8	0.92	8	8
El Brocal (Tajo Norte - La Llave)	53.76	63,333	0.76	48,262	25,946
El Brocal Marcapunta (Sulphides)	53.76	20,016	0.47	9,442	5,076
Breapampa	100.00	5,133	0.73	3,750	3,750
La Zanja	53.06	24,795	0.21	5,156	2,736
La Zanja (on Pads)	53.06			3,267	1,734
Tantahuatay (Oxides)	40.00	24,428	0.24	5,762	2,305
Tantahuatay (Oxides on Leach Pad)	40.00	14,845	0.44	6,517	2,607
Yanacocha (Conga)	43.65	590,855	0.06	37,784	16,493
Mallay	100.00	288	10.87	3,133	3,133
Total		751,101	0.27	204,669	145,376

Prices used for Reserve calculation: Gold US$1,400 /Oz - Silver US$30 /Oz

Buenaventura Fourth Quarter and Full Year-2012 Results Page 11 of 16

CONTINUE APPENDIX 4: PROVEN AND PROBABLE RESERVES

ZINC
	% Ownership	DST (000)	Grade %	ST (000)	Attributable
Mallay	100.00	288	7.09	20	20
Uchucchacua (Silver - Sulphides)	100.00	4,661	1.35	63	63
Uchucchacua (Zinc - Sulphides)	100.00	670	5.57	37	37
Recuperada	100.00	114	7.05	8	8
El Brocal (Tajo Norte - La Llave)	53.76	63,333	2.40	1,520	817
Total		69,066	2.39	1,648	945

LEAD
	% Ownership	DST (000)	Grade %	ST (000)	Attributable
Julcani	100.00	425	1.88	8	8
Uchucchacua (Silver - Sulphides)	100.00	4,661	0.97	45	45
Uchucchacua (Zinc -Sulphides)	100.00	670	3.87	26	26
Mallay	100.00	288	6.24	18	18
Recuperada	100.00	114	4.04	5	5
El Brocal (Tajo Norte - La Llave)	53.76	63,333	0.80	507	272
Total		69,491	0.88	609	374

COPPER
	% Ownership	DST (000)	Grade %	ST (000)	Attributable
Julcani	100.00	425	0.50	2	2
Cerro Verde (Sulphides)	19.58	4,194,537	0.37	15,520	3,039
Cerro Verde (Oxides)	19.58	530,850	0.50	2,654	520
Yanacocha (Conga)	43.65	590,855	0.28	1,648	719
El Brocal Marcapunta (Sulphides)	53.76	20,016	1.99	398	214
Total		5,336,683	0.38	20,222	4,493

MOLYBDENUM
	% Ownership	DST (000)	Grade %	ST (000)	Attributable
Cerro Verde (Sulphides)	19.58	4,194,537	0.01	587	115
Total		4,194,537	0.01	587	115

Prices used for Reserve calculation: Zinc US$2,028 /MT- Lead US$2,000 /MT Copper - US$6,600 /MT

Buenaventura Fourth Quarter and Full Year-2012 Results Page 12 of 16

APPENDIX 5

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statement of Financial Position

As of December 31, 2012 and 2011

	2012	2011
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	186,712	480,968
Financial assets at fair value through profit or loss	54,509	52,178
Trade accounts receivable, net	256,431	172,569
Other accounts receivable	108,568	48,521
Accounts receivable from associates	22,534	47,425
Derivative financial instruments	-	1,283
Inventory, net	163,067	149,108
Prepaid expenses	11,837	16,234
Total current assets	803,658	968,286

Other accounts receivable	6,702	5,570
Other accounts receivable from associates	33,377	32,262
Long-term inventory	55,937	48,845
Investment in associates	2,436,237	1,935,004
Mining concessions, development cost and property, plant and equipment, net	1,134,276	830,997
Deferred income tax asset, net	113,343	125,538
Other assets	5,123	7,047
Total assets	4,588,653	3,953,549

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable	199,551	142,375
Income tax payable	7,935	36,423
Other accounts payable	59,096	41,150
Provisions	71,780	91,287
Other accounts payable to associates	890	883
Embedded derivatives for concentrates sales, net	4,939	7,306
Financial obligations	5,815	1,042
Total current liabilities	350,006	320,466

Other non-current provisions	100,041	86,528
Other accounts payable to associates	731	1,004
Financial obligations	173,489	105,072
Total liabilities	624,267	513,070

Shareholders’ equity net

Capital stock, net of treasury shares of US$(000) 62,622	750,540	750,540
Investments shares, net of treasury shares of (000) US$762	1,399	2,019
Additional paid-in capital	219,471	225,978
Legal reserve	162,663	162,639
Other reserves	269	269
Retained earnings	2,566,787	2,034,768
Cumulative unrealized, gain (loss)	925	2,068
	3,702,054	3,178,281
Non-controlling interest	262,332	262,198
Total shareholders’ equity, net	3,964,386	3,440,479

Total liabilities and shareholders’ equity, net	4,588,653	3,953,549

Buenaventura Fourth Quarter and Full Year-2012 Results Page 13 of 16

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Income Statements

For the three and twelve month periods ended December 31, 2012 and 2011

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2012	2011	2012	2011
	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	411,613	384,970	1,496,349	1,493,882
Royalty income	12,557	17,367	67,178	62,742
Total income	424,170	402,337	1,563,527	1,556,624

Operating costs
Cost of sales, without considering depreciation and amortization	(194,531)	(123,944)	(629,492)	(446,163)
Exploration in units in operation	(55,865)	(33,984)	(153,018)	(109,355)
Depreciation and amortization	(38,803)	(27,206)	(123,043)	(96,381)
Royalties	(7,547)	(8,323)	(37,667)	(60,262)
Total operating costs	(296,746)	(193,457)	(943,220)	(712,161)
Gross income	127,424	208,880	620,307	844,463

Operating expenses
Administrative	(21,643)	(16,345)	(99,295)	(75,170)
Exploring in non-operating areas	(22,262)	(14,066)	(95,491)	(49,593)
Selling	(5,809)	(3,479)	(18,090)	(11,617)
Impairment of long-lived assets	(3,617)	-	(3,617)	-
Excess of workers’ profit sharing	(2,164)	(6,221)	(2,164)	(6,221)
Other operating income (expense), net	14,753	(4,733)	16,584	2,513
Total operating expenses	(40,742)	(44,844)	(202,073)	(140,088)

Operating income	86,682	164,036	418,234	704,375

Other income (expenses), net
Share in the results of associates	89,935	124,510	464,239	468,363
Interest income	1,725	4,575	9,486	11,827
Interest expense	(3,608)	(6,740)	(8,290)	(11,823)
Gain (loss) from currency exchange difference, net	1,969	677	1,715	(675)
Total other income, net	90,021	123,022	467,150	467,692

Income before income tax and non-controlling interest	176,703	287,058	885,384	1,172,067

Income tax	(28,252)	(35,467)	(142,594)	(211,589)

Net income	148,451	251,591	742,790	960,478

Attributable to:
Non-controlling interest	9,384	23,661	58,105	101,551
Owners of the parent	139,067	227,930	684,685	858,927
	148,451	251,591	742,790	960,478

Basic and diluted earnings per share attributable to Buenaventura, stated in U.S. dollars	0.54	0.90	2.69	3.38

Weigthed average number of shares outstanding (common and investment), in units	254,232,571	254,442,328	254,232,571	254,442,328

Buenaventura Fourth Quarter and Full Year-2012 Results Page 14 of 16

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of cash flows

For the three and twelve month periods ended December 31, 2012 and 2011

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2012	2011	2012	2011
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	352,963	417,535	1,410,120	1,505,476
Royalties received	21,035	18,671	76,106	56,153
Value Added Tax (VAT) recovered	10,779	3,225	40,940	22,585
Dividends received	5,613	-	16,467	-
Interest received	1,700	2,525	8,606	8,528
Payments to suppliers and third parties	(230,558)	(139,264)	(838,250)	(672,479)
Payments to employees	(45,973)	(58,381)	(201,494)	(164,677)
Income tax paid	(29,279)	(25,371)	(136,336)	(111,802)
Payment of royalties	(9,187)	(18,138)	(38,985)	(73,776)
Payments of interest	(206)	(1,632)	(1,485)	(2,543)

Net cash and cash equivalents provided by operating activities	76,887	199,170	335,689	567,465

Investment activities
Decrease (increase) in time deposits	539	(8,679)	10,121	7,814
Proceeds from sale of mining concessions, development cost, property, plant and equipment	136	99	255	7,891
Proceeds from sales of investments shares	3,658	-	3,658	-
Additions of mining concessions, development cost, property, plant and equipment	(134,007)	(139,320)	(442,927)	(317,816)
Payments for purchase of investments shares and contibution to associates	(4,449)	204,943	(58,594)	(52,182)

Net cash and cash equivalents provided by (used in) invesment activities	(134,123)	57,043	(487,487)	(354,293)

Financing activities
Increase in financial obligations	19,945	16,525	74,258	50,962
Dividen paid	(50,887)	(58,521)	(152,666)	(142,488)
Dividen paid to non-controlling interest	(5,764)	(18,318)	(44,881)	(66,736)
Capital stock reduction paid to non-controlling interest	-	-	(7,980)	-
Proceeds from sales of investments shares	-	-	-	60,379
Payments for purchase of investments shares to non-controlling interest	-	(225,303)	-	(225,303)
Payments of financial obligation	(48)	(500)	(1,068)	(2,000)

Net cash and cash equivalents used in financing activities	(36,754)	(286,117)	(132,337)	(325,186)

Decrease in cash and cash equivalents for the period, net	(93,990)	(29,904)	(284,135)	(112,014)
Cash and cash equivalents at beginning of period	280,702	500,751	470,847	582,861

Cash and cash equivalents at period-end	186,712	470,847	186,712	470,847

Buenaventura Fourth Quarter and Full Year-2012 Results Page 15 of 16

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2012	2011	2012	2011
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net income to cash and cash equivalents provided by operating activities

Net income attributable to owners of the parent	139,067	227,930	684,685	858,927
Add (less)
Depreciation and amortization	63,209	49,147	147,449	118,322
Net income attributable to non-controlling interest	9,384	23,661	58,105	101,551
Deferred income tax	(6,366)	(5,696)	10,809	42,369
Accretion expense of the provision for closure of mining units and units in exploration	3,407	4,931	6,812	9,100
Net cost of plant and equipment retired and sold	4,120	1,858	4,120	1,858
Impairment of long-lived assets	3,617	-	3,617	-
Loss (gain) from currency exchange differences	(1,969)	(677)	(1,715)	675
Share in the results of associates, net of dividends received in cash	(84,322)	(124,510)	(447,772)	(468,363)
Provisions	131,389	9,199	(6,200)	(12,274)
Provision for estimated fair value of embedded derivatives related of concentrates sales and adjustments on open liquidations	15,484	(10,721)	(16,592)	33,889

Net changes in operating assets and liabilities accounts

Decrease (increase) in operating assets
Trade accounts receivable, net	(69,302)	44,271	(83,862)	(11,641)
Other accounts receivable	(36,743)	(29,290)	(60,047)	2,552
Other accounts receivable from associates	16,551	(6,771)	23,776	(40,048)
Inventory, net	(4,114)	(8,818)	(21,051)	(88,461)
Prepaid expenses	22,350	(27,364)	(4,397)	(13,244)

Increase (decrease) of operating liabilities
Trade accounts payable	25,752	40,727	57,176	51,001
Other accounts payable	(154,169)	19,715	9,264	(28,046)
Income tax payable	(458)	(8,422)	(28,488)	9,298

Net cash and cash equivalents provided by operating activities	76,887	199,170	335,689	567,465

Buenaventura Fourth Quarter and Full Year-2012 Results Page 16 of 16

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: February 28, 2013